COMMENTS RECEIVED ON 03/26/2018

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES II (File Nos. 033-06516 and 811-04707)

Fidelity Advisor Strategic Income Fund

POST-EFFECTIVE AMENDMENT NOS. 141 & 143

“Fund Summary” (prospectus)

“Investment Objective”

“The fund seeks a high level of current income. The fund may also seek capital appreciation.”

C:

The Staff requests we revise the objective to clarify that seeking capital appreciation is a secondary objective.

R:

Pursuant to Item 2 of Form N‐1A, we have disclosed the fund’s investment objective. The capital appreciation part of the investment objective is permissive, and allows the portfolio manager to invest for capital appreciation as opportunities may arise. We believe that such investments are consistent with the fund’s name and investment strategies.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the maturity policy for the fund’s debt securities.

R:

The fund does not have a principal investment strategy of investing in securities with a particular maturity. Accordingly, we have not modified disclosure.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund’s equity investments.

R:

The fund does not have a principal investment strategy of investing in securities with a particular market capitalization. Accordingly, we have not added disclosure. The fund notes that, while it does not have a principal investment strategy related to market capitalization, the possibility for market developments affecting different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” – “Stock Market Volatility.”

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating the fund's assets among four general investment categories: high yield securities, U.S. Government and investment-grade securities, emerging market securities, and foreign developed market securities.”

C:

The Staff requests we specify if equity securities can be in foreign and emerging market countries.

R:

 The fund does not expect that a significant portion of its assets will be invested in foreign and emerging market equity securities. As a result, we do not believe that disclosing that the equity securities can be in foreign or emerging market countries is warranted.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using a neutral mix of approximately 45% high yield, 25% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.”

C:

Since high yield bonds may represent up to 45% of the portfolio, the Staff requests we add a separate risk for junk bonds.

R:

 We believe that the risks associated with investing in lower-quality debt securities are described in “Principal Investment Risks/Issuer - Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, options (including options on futures and swaps), and futures contracts (both long and short positions) on securities, other instruments, and indexes. Depending on the Adviser's outlook and market conditions, the Adviser may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of the fund, the fund believes that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the fund has clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

“Investment Details” (prospectus)

“Description of Principal Security Types”

“Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of an index, security, or other instrument or investment) and credit default swaps (buying or selling credit default protection).”

C:

The Staff notes that in the “Description of Principal Security Types” and the “Principal Investment Risks” section derivatives are mentioned as a principal security type but in the “Principal Investment Strategies” section derivatives are mentioned as a non‐principal investment strategy. The Staff requests we resolve this inconsistency. The Staff also request that if they are a principal investment strategy please add to the “Fund Summary” section.

R:

Notwithstanding that investing in derivatives is not a principal investment strategy of the fund, we believe it is appropriate to define this security type in the prospectus because the fund may invest in derivatives. In light of the Staff’s comment, we have eliminated the paragraph titled “Leverage Risk” from the Principal Investment Risks section of the prospectus.